Replimune Group, Inc.

500 Unicorn Park Drive, Suite 303

Woburn, MA 01801

August 13, 2024

VIA EDGAR SUBMISSION AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Daniel Crawford

Re:	Replimune Group, Inc. Registration Statement on Form S-3 Filed August 8, 2024 (Registration No. 333-281358)

Dear Mr. Crawford:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement (the “Registration Statement”) of Replimune Group, Inc. We respectfully request that the Registration Statement become effective as of 4:05 p.m., Eastern time, on August 14, 2024, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Benjamin J. Stein at (617) 341-7775.

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Very truly yours,

Replimune Group, Inc.

By:	/s/ Shawn Glidden
Shawn Glidden
General Counsel

cc:	Sushil Patel, Replimune Group, Inc.
Timothy J. Corbett, Morgan, Lewis & Bockius LLP